Exhibit 99.40

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA TO TRADE ON TORONTO
STOCK EXCHANGE UNDER NEW TICKER SYMBOL: BOX.UN

TORONTO, May 20, 2010 – Brookfield Office Properties Canada (TSX: BCR.UN) today announced that the company’s common units will begin trading on the Toronto Stock Exchange under a new ticker symbol: BOX.UN. The company is executing this change to avoid potential confusion with another Brookfield entity which trades under a similar symbol on the TSX.

Units of Brookfield Office Properties Canada will begin trading on the TSX under the symbol BOX.UN on May 25.

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Brookfield Office Properties Canada Profile
Brookfield Office Properties Canada’s portfolio is comprised of interests in 19 premier office properties totaling 14 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com

Contact
Investor relations and media inquiries should be directed to Melissa Coley, Vice President, Investor Relations and Communications at (416) 359-8593. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer, at (416) 359-8612.